# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pangaea Logistics Solutions Ltd., CIK 0001606909
CUSIP: G6891L105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 109 Long Wharf, Newport, Rhode Island (RI), 02840
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0002047301
Persons authorized to receive notices and communications: Strategic Shipping Inc., c/o M.T. Maritime Management (USA) LLC, 2960 Post Road, Southport, Connecticut (CT), 068990, 203-226-7882

## Reporting persons
- Strategic Shipping Inc. (CIK 0002047301): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 18,870,317; sole dispositive power 0; shared dispositive power 18,870,317; aggregate amount beneficially owned 18,870,317 (29% of the class)
- Strategic Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 18,870,317; sole dispositive power 0; shared dispositive power 18,870,317; aggregate amount beneficially owned 18,870,317 (29% of the class)
  Comment: Strategic Investment LLC is the sole shareholder of Strategic Shipping Inc. As such, it may be deemed to beneficially own the Common Shares (as defined below) that Strategic Shipping Inc. owns.
- Pacific Star Private Trust Company Ltd.: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 18,870,317; sole dispositive power 0; shared dispositive power 18,870,317; aggregate amount beneficially owned 18,870,317 (29% of the class)
  Comment: Pacific Star Private Trust Company Ltd. ("Pacific Star") is the trustee of a trust (the "Trust"). The Trust indirectly controls all of the shares of Strategic Shipping Inc. through its direct ownership of 51.0% of the limited liability company interests in Strategic Investment LLC, which is the sole shareholder of Strategic Shipping Inc. Accordingly, Pacific Star, as trustee, may be deemed to beneficially own the 18,870,317 Common Shares (as defined below) that are owned by Strategic Shipping Inc. and beneficially owned by Strategic Investment LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Pangaea Logistics Solutions Ltd.
Address of issuer's principal executive offices: 109 Long Wharf, Newport, Rhode Island (RI), 02840
Comment:
The following constitutes Amendment No. 2 (this "Amendment No. 2") to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 6, 2025, by Strategic Shipping Inc. ("SSI"), Strategic Investments LLC and Pacific Star Private Trust Company Ltd. (together, the "Reporting Persons"), as amended by Amendment No. 1 filed on November 6, 2025. This Amendment No. 2 relates to the common stock, par value $0.0001 per share (the "Common Shares"), of Pangaea Logistics Solutions Ltd. (the "Issuer").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On November 26, 2025, SSI entered into an agreement with the Issuer (the "Agreement") regarding the composition of the Issuer's board of directors (the "Board") and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to increase the size of the Board from nine (9) to ten (10) directors and appoint Paul M. Leand, Jr. as a Class III director of the Issuer with a term expiring at the Issuer's 2026 annual general meeting of shareholders (the "2026 Annual Meeting"). The Issuer has also agreed to nominate Mr. Leand for election at the 2026 Annual Meeting and recommend, support and solicit proxies for the election of Mr. Leand in the same manner as it recommends, supports and solicits proxies for the election of the Issuer's other director nominees up for election at the 2026 Annual Meeting. The Issuer also agreed, among other things, that until the Issuer's 2027 annual general meeting of shareholders, the size of the Board shall not be increased to more than ten (10) directors without the prior written consent of SSI (subject to certain exceptions set forth in the Agreement).

Pursuant to the terms of the Agreement, SSI agreed to, among other things, appear in person or by proxy at the 2026 Annual Meeting and vote all of the Common Shares beneficially owned by SSI (i) in favor of all of the directors nominated by the Board for election, (ii) in favor of the ratification of the appointment of the Issuer's independent registered public accounting firm, and (iii) in favor of the Issuer's "say-on-pay" proposal. The Agreement provides that SSI shall be permitted to vote in its sole discretion on any proposal of the Issuer other than the foregoing.

SSI also agreed to certain customary standstill provisions, effective as of the date of the Agreement until June 30, 2026, prohibiting it and its affiliates from, among other things, (i) soliciting proxies or consents with respect to securities of the Issuer, (ii) forming, joining, or participating in a "group" with other shareholders of the Issuer, other than affiliates of SSI, (iii) depositing Common Shares into a voting trust or subject to any arrangement or agreement; (iv) seeking or submitting or encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election, or removal of directors, (v) submitting any proposal for consideration by shareholders of the Issuer at any annual or special meeting of shareholders, publicly making any offer with respect to a merger or other business combination involving SSI (or its affiliates) and the Issuer, knowingly soliciting a third party to make an acquisition proposal, (vi) knowingly advising, encouraging, supporting, or influencing any person with respect to the voting or disposition of the Common Shares or conducting any type of referendum relating to the Issuer unless consistent with the Board's recommendation, (vii) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement, (viii) making a books and records request, (ix) bringing or joining litigation against the Issuer, and (x) calling a special meeting or act by written consent.

Both through their Board representatives and as shareholders of the Issuer, representatives of the Reporting Persons reserve the right, subject to the terms and conditions of the Agreement, to engage in discussions from time to time with the Board and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties, including on matters relating to strategic alternatives, including potentially proposals relating to strategic alternatives, strategy, business, assets, operations, control, capital structure, financial condition, management and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons and their representatives reserve the right, subject to the terms and conditions of the Agreement, to join together with others to engage the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties in discussions and negotiations relating to, and may enter into certain agreements and take certain actions in connection with, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, interaction with the Issuer as described above, the Issuer's financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons intend to continue to consider, explore and/or develop plans and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, purchasing additional Common Shares (subject to the limitations in any agreement with the Issuer), selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, or taking any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in Item 7 through 13 of the cover pages to this Amendment No. 2 is incorporated by reference. Christina Tan is the beneficial owner of 23,077 Common Shares, constituting less than 0.1% of the Issuer's outstanding securities. As of November 4, 2025, the Issuer had 64,973,688 Common Shares outstanding based on information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the shared power to vote and dispose of 18,870,317 of these Common Shares and no reporting person has the sole right to vote or dispose of Common Shares. Ms. Tan is the sole beneficial owner of 23,077.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there were no transactions in the Common Shares other than those discussed in this Schedule 13D that were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information in Item 4 of this Amendment No. 2 is incorporated in this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Cooperation Agreement, dated November 26, 2025, by and among the Issuer and SSI (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on November 28, 2025).

## Signatures
- Strategic Shipping Inc.: /s/ Constantine Tsoutsoplides, Constatine Tsoutsoplides/Chief Financial Officer (11/28/2025)
- Strategic Investment LLC: /s/ Lui Yuen Leung, Lui Yuen Leung/Board Manager (11/28/2025)
- Pacific Star Private Trust Company Ltd.: /s/ Lui Yuen Leung, Lui Yuen Leung/Director (11/28/2025)